Filed Pursuant to Rule 433

Registration Nos. 333-151699

333-136480

Relating to Preliminary Prospectus Supplement

Dated June 17, 2008

*** FINAL PRICING TERMS OF THE U.S.$350,000,000

GOVERNMENT OF JAMAICA 8.00% AMORTIZING NOTES DUE 2019***

ISSUER: The Government of Jamaica

SECURITIES: 8.00% Amortizing Notes Due 2019

FORMAT: SEC Registered (333-151699) and Regulation S

SIZE: U.S.$350,000,000

PROCEEDS TO ISSUER (before expenses and underwriting discounts): U.S.$341,243,000

FINAL MATURITY DATE: June 24, 2019

SETTLEMENT: June 24, 2008 (T+5)

SPREAD: +416.8bps vs. UST 3.875% due 2018

YIELD: 8.375%

UST SPOT: 4.207%

PRICE TO PUBLIC (excluding accrued interest): 97.498%

COUPON: 8.00% Per Annum (Payable Semi-Annually)

INTEREST PAYMENT DATES: June 24th and December 24th, Beginning December 24th, 2008

PRINCIPAL PAYMENT DATES: Principal payments will be made in three equal annual installments on June 24th, 2017, June 24th, 2018 and June 24th, 2019

REDEMPTION: Not redeemable by the Issuer prior to maturity

DENOMS: U.S$100,000 X U.S.$1,000

JOINT BOOKS: Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling DEUTSCHE BANK SECURITIES INC. toll free at 1-800-503-4611 or MORGAN STANLEY & CO. INCORPORATED toll free at 1-866-718-1649.